UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number: 000-22374
FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Full title of the plan
Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, GA 30305
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

REQUIRED INFORMATION
     The financial statements and schedules for the plan included in this annual report have been prepared in accordance with the financial reporting requirements of ERISA.
     The consent of Ernst & Young LLP is filed as an exhibit to this annual report.

Audited Financial Statements And Supplemental Schedule
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan
December 31, 2005 and 2004 and Year Ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2005 and 2004 and Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm
Plan Administrator
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 19, 2006
Atlanta, Georgia

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments, at fair value	$11,575,447	$10,719,045
Contributions receivable	43,242	43,199

Total assets	11,618,689	10,762,244

Liabilities
Refundable contributions	19,877	16,678

Net assets available for benefits	$11,598,812	$10,745,566

     See accompanying notes to financial statements.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions

Investment income:
Interest and dividends	$154,473
Net appreciation in fair value of investments	387,045

Total investment income	541,518

Contributions:
Participants	961,257
Employer	276,512

Total contributions	1,237,769

Total additions	1,779,287

Deductions

Distributions to participants	(926,041)

Total deductions	(926,041)

Net increase	853,246

Net assets available for benefits:
Beginning of year	10,745,566

End of year	$11,598,812

     See accompanying notes to financial statements.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005
1. Description of Plan
The following description of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for the benefit of the employees of Fidelity Southern Corporation (the “Company” or the “Parent”) and Fidelity Bank (“FB” or the “Bank”), collectively referred to as the “Companies”.
Previously, all employees of the Companies who had attained age 21 and completed one year and one thousand hours of service as defined in the Plan document, were eligible to participate in the Plan. Effective July 1, 2004, the Plan was amended to reduce the eligibility requirement to six months of employment and five hundred hours of service, to include automatic rollovers for terminated participants with account balances over $5,000, and to allow hardship withdrawals for funeral expenses for family members. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Contributions to the Plan are made by both the participants and the Companies. Participants may contribute through payroll deductions from 1% to 15% of their aggregate compensation.
The Companies make a matching contribution at a rate of 50% of the first 6% of each participant’s aggregate compensation contributed to the Plan subject to limitations as set forth in the Plan provisions. In addition, the Companies may make discretionary contributions to the Plan for participants employed on the last day of the Plan’s fiscal year. The Companies’ discretionary contributions are allocated based on a participant’s proportionate share of the total compensation paid during the Plan year to all participants in the Plan. The Companies did not make a discretionary contribution to the Plan in 2005.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, investment earnings/losses thereon, and each participant’s interest in the Companies’ matching and any discretionary contributions.
Vesting
Participants are immediately 100% vested in their contributions plus actual investment earnings/losses thereon. Participants are vested in the Companies’ regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) after one year of service and, accordingly, are 20% vested after two years of service and fully vested after six years of service.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Companies’ future contributions to the Plan. The total available forfeitures were $0 and $34,077 at December 31, 2005 and 2004, respectively. For the year ended December 31, 2005, employer contributions to the Plan were reduced by $59,156 from forfeited nonvested accounts.
Distributions
Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of a lump sum, installments or a combination of a lump sum and installments.
Administrative Expenses
The Companies pay all administrative costs associated with the operation of the Plan.
Participant Loans
Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent. Principal and interest are paid through semi-monthly payroll deductions.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Plan Termination
Although they have not expressed any intent to do so, the Companies have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan provides for investments in securities, which, in general are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Investments in mutual funds and Fidelity Southern Corporation common stock are valued based on the quoted market price on the last business day of the year. Securities transactions are accounted for on the trade date. Participant loans are valued at their outstanding balances, which approximates fair value.
Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Income Tax Status
The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated June 20, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
4. Investments
During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and
Unrealized
Appreciation
(Depreciation) in
Fair Value of
Investments
Fidelity Southern Corporation Common Stock	$(206,472)

Mutual Funds	593,517

Total	$387,045

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2005	2004
American Funds Group Euro Pacific Growth Fund	$1,261,337	$901,923
Fidelity Investments Advisor Mid Cap Fund	771,285	684,198
Fidelity Southern Corporation Common Stock*	3,378,515	3,498,850
Prudential Investments Money Mart Assets *	1,514,164	1,797,831
Prudential Investments Dryden Stock Index Fund*	1,119,200	965,460
Prudential Investments Jennison Growth Fund*	1,610,651	1,338,923
Prudential Financial is the trustee and recordkeeper of the Plan.

*	Parties-in-interest to the Plan
5. Transactions with Parties-in-Interest
At December 31, 2005 and 2004, the Plan held 188,744 and 184,150 shares of Fidelity Southern Corporation Common Stock, respectively. The fair value of this stock at December 31, 2005 and 2004, was $3,378,515 and $3,498,850, respectively. During 2005, the Plan received $52,385 in dividends on Fidelity Southern Corporation Common Stock.

Supplemental Schedule

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
EIN: 58-1174938 Plan Number 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2005

(b) Identity of Issue	(c) Description of Investment	(e) Current Value

*Prudential Investments	Dryden Active Allocation Fund	$246,052

*Prudential Investments	Jennison Small Company Fund	478,601

*Prudential Investments	Dryden Stock Index Fund	1,119,200

*Prudential Investments	Jennison Growth Fund	1,610,651

PIMCO Investments	Total Return Fund	382,468

American Funds Group	EuroPacific Growth Fund	1,261,337

Fidelity Investments	Advisor Growth and Income Fund	401,929

Fidelity Investments	Advisor Mid Cap Fund	771,285

*Fidelity Southern Corporation	Common Stock	3,378,515

*Prudential Investments	Money Mart Assets	1,514,164

Washington Investments	Washington Mutual Investors Fund	114,388

Lord Abbett	Mid Cap Value Fund	234,262

*Participant Loans	Interest rates ranging from 5.0% to 7.75%, due no later than 2025	62,595

		$11,575,447

*	The above-identified parties represent parties-in-interest to the Plan.
Note: Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN

Dated: June 29, 2006	By:	/s/ Stephanie Huckaby

Stephanie Huckaby
Plan Administrator
Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan